UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 28)

                                MAXXAM Inc.
                              (Name of Issuer)


                               Common Stock,
                          par value $.50 per share
                       (Title of Class of Securities)


                                577913-10-6
                               (CUSIP Number)


                               Timothy J. Neumann
                           Federated Development Inc.
                           5847 San Felipe, Suite 2600
                              Houston, Texas 77057
                                 (713) 975-7600
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  March 8, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Cusip No. 577913-10-6

1)   Name of Reporting Person     Federated Development Company

2)   Check the Appropriate        (a)  /X/
     Box if a Member of a         (b)  / /
     Group

3)   SEC Use Only

4)   Source of Funds              WC, AF

5)   Check Box if Disclosure      Not applicable
     of Legal Proceedings is
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place of      Texas
     Organization

Number of Shares Beneficially     7)   Sole Voting       None
Owned by Each Reporting                Power
Person With
                                  8)   Shared Voting     2,411,857*
                                       Power

                                  9)   Sole Dispositive  None
                                       Power

                                  10)  Shared            2,411,857*
                                       Dispositive
                                       Power

11)  Aggregate Amount             2,411,857*
     Beneficially Owned by
     Each Reporting Person

12)  Check Box if the             /  /
     Aggregate Amount in Row
     (11) Excludes Certain
     Shares

13)  Percent of Class             31.8%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person     CO

---------------

* Includes (i) options for 21,029 shares of Common Stock, par value $.50 ("Common Stock"), of MAXXAM Inc. (the "Company") held by Federated Development Inc. ("FDI"), a wholly owned subsidiary of Federated Development Company ("Federated"), and (ii) 661,377 shares of Common Stock that FDI may acquire on a share-for-share basis upon conversion of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock ("Preferred Stock") of the Company held by FDI.

Cusip No. 577913-10-6

1)   Name of Reporting Person       Federated Development Inc.

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /
3)   SEC Use Only

4)   Source of Funds                OO

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        Delaware
     Organization

Number of Shares Beneficially       7)   Sole Voting     None
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting   2,411,857*
                                         Power

                                    9)   Sole            None
                                         Dispositive
                                         Power

                                    10)  Shared          2,411,857*
                                         Dispositive
                                         Power

11)  Aggregate Amount               2,411,857*
     Beneficially Owned by Each
     Reporting Person
12)  Check Box if the Aggregate     /  /
     Amount in Row (11) Excludes
     Certain Shares

13)  Percent of Class               31.8%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person       CO

---------------

*    Includes (i) options for 21,029 shares of Common Stock held by FDI, and
     (ii) 661,377 shares of Common Stock that FDI may acquire on a share-for-share basis upon conversion of Preferred Stock held by FDI.

Cusip No. 577913-10-6

1)   Name of Reporting Person       Federated Development
                                    Investments, LLC

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /

3)   SEC Use Only

4)   Source of Funds                OO

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        Texas
     Organization

Number of Shares Beneficially       7)   Sole Voting     None
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting   60,000
                                         Power

                                    9)   Sole            None
                                         Dispositive
                                         Power

                                    10)  Shared          60,000
                                         Dispositive
                                         Power

11)  Aggregate Amount               60,000
     Beneficially Owned by Each
     Reporting Person

12)  Check Box if the Aggregate     /  /
     Amount in Row (11) Excludes
     Certain Shares

13)  Percent of Class               Less than 1%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person       OO

Cusip No. 577913-10-6

1)   Name of Reporting Person       Charles E. Hurwitz

     S.S. or I.R.S.
     Identification No. of
     Above Person

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /

3)   SEC Use Only

4)   Source of Funds                AF, PF

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        United States
     Organization

Number of Shares Beneficially       7)   Sole Voting      1,082,469*
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting    2,577,176**
                                         Power

                                    9)   Sole             1,082,469*
                                         Dispositive
                                         Power

                                    10)  Shared           2,577,176**
                                         Dispositive
                                         Power

11)  Aggregate Amount               3,659,645
     Beneficially Owned by Each
     Reporting Person

12)  Check Box if the Aggregate     /  /
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class               47.5%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person       IN


---------------

* Includes (i) 77,564 shares of Common Stock that Mr. Hurwitz may acquire on a share-for-share basis upon conversion of Preferred Stock beneficially held by him, 1,064 shares of Preferred Stock of which he holds directly and 76,500 shares of Preferred Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of April 15, 2000, and (ii) 39,500 shares of Common Stock of which Mr. Hurwitz has right to acquire pursuant to options exercisable within 60 days of April 15, 2000.

**   Includes (i) options for 21,029 shares of Common Stock held by FDI,
     (ii) 661,377 shares of Common Stock that FDI may acquire on a share-for-share basis upon conversion of Preferred Stock that FDI holds, and (iii) 34,845 shares of Common Stock owned by Mr. Hurwitz's spouse, of which Mr. Hurwitz disclaims beneficial ownership.

Cusip No. 577913-10-6

1)   Name of Reporting Person       Hurwitz Investment
                                    Partnership L.P.

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /

3)   SEC Use Only

4)   Source of Funds                OO

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        Texas
     Organization

Number of Shares Beneficially       7)   Sole Voting     None
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting   46,500
                                         Power

                                    9)   Sole            None
                                         Dispositive
                                         Power

                                    10)  Shared          46,500
                                         Dispositive
                                         Power

11)  Aggregate Amount               46,500
     Beneficially Owned by Each
     Reporting Person

12)  Check Box if the Aggregate     /  /
     Amount in Row (11) Excludes
     Certain Shares

13)  Percent of Class               Less than 1%
     Represented by Amount in
     Row (11)
14)  Type of Reporting Person       PN

Cusip No. 577913-10-6

1)   Name of Reporting Person       Hurwitz 1992 Investment
                                    Partnership L.P.

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /

3)   SEC Use Only
4)   Source of Funds                00

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        Texas
     Organization

Number of Shares Beneficially       7)   Sole Voting     None
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting   76,021
                                         Power

                                    9)   Sole            None
                                         Dispositive
                                         Power

                                    10)  Shared          76,021
                                         Dispositive
                                         Power

11)  Aggregate Amount               76,021
     Beneficially Owned by Each
     Reporting Person

12)  Check Box if the Aggregate     /  /
     Amount in Row (11) Excludes
     Certain Shares

13)  Percent of Class               1.1%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person       PN

                      SCHEDULE 13D - AMENDMENT No. 28

     The undersigned hereby amend their amended and restated Schedule 13D dated December 30, 1997, relating to the Common Stock, par value $.50 (the "Common Stock) of MAXXAM Inc., a Delaware corporation (the "Company"), as set forth below. Notwithstanding such amendment, each prior text of the Statement speaks as of the respective date thereof. The information presented herein is as of April 15, 2000.

     1. Item 2 of the Statement entitled "Identity and Background" is hereby amended in its entirety to read as follows:

Item 2.  Identity and Background.

     (a) - (c) The Statement is being filed by a group consisting of Federated, FDI, Federated Development Investments, LLC ("FDILLC"), Charles E. Hurwitz, the Hurwitz Investment Partnership L.P. (the "Investment Partnership"), the Hurwitz 1992 Investment Partnership, L.P. (the "1992 Partnership" and collectively with the Investment Partnership, the "Partnerships") (hereinafter collectively referred to as the "Group").

     Federated was a New York business trust which was converted into a Texas corporation in December 1999. FDI is a Delaware corporation, the Partnerships are Texas limited partnerships, and FDILLC is a Texas limited liability company, all of which have their principal executive offices at 5847 San Felipe, Suite 2600, Houston, Texas 77057. Federated is wholly owned by Mr. Hurwitz and certain members of his immediate family and trusts for the benefit thereof. FDI is a wholly owned subsidiary of Federated. On November 30, 1995, Federated transferred 1,669,451 shares of the Company's Common Stock to FDI along with
394.318 shares of the preferred stock of MCO Properties Inc. exchangeable for 71,175 shares of Common Stock. Federated is principally engaged in the management of real estate loans and a portfolio of real estate properties. Through FDI's ownership of a majority of the voting power of the Company, Federated and FDI are also engaged in the businesses conducted by the Company, including aluminum operations, forest products operations, real estate management and development and racing operations.

     Mr. and Mrs. Hurwitz each have a 4.32% general partnership interest and a 1% general partnership interest in the Investment Partnership and the 1992 Partnership, respectively. The Charles E. Hurwitz Grantor Retained Interest Trust and the Barbara Hurwitz Grantor Retained Interest Trust each hold a 45.68% limited partnership interest in the Investment Partnership. The Charles E. Hurwitz 1992 Irrevocable Retained Annuity Trust and the Barbara Hurwitz 1992 Irrevocable Retained Annuity Trust each hold a 49% limited partnership interest in the 1992 Partnership.

     FDILLC is owned 79% by FDI and 21% by Mr. Hurwitz. FDI is the managing member of FDILLC. On December 3, 1997, Mr. Hurwitz transferred 60,000 shares of the Company's Common Stock to FDILLC. See Item 6 below.

     Mr. Hurwitz is sole Director and President of Federated; President and a director of FDI; and Chairman of the Board and Chief Executive Officer of the Company.

     Appendix A annexed hereto sets forth additional information with respect to the residence or business address, present principal occupation or employment and name, principal business and address of the organization in which such employment is conducted of the executive officers and directors of Federated and the executive officers and directors of FDI, including the individual members of the Group.

     (d) - (e) During the last five years, none of the members of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years none of the members of the Group was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  The individual members of the Group are citizens of the United States.

2. Item 3 of the Statement entitled "Source and Amount of Funds or Other Consideration" is hereby amended as follows:

     a. The first, second and third paragraphs of Item 3 are hereby amended in their entirety to read as follows:

     As of April 15, 2000, the members of the Group beneficially owned an aggregate of 3,659,645 shares of Common Stock, which includes (i) 738,941 shares of the Company's Preferred Stock convertible on a share-for-share basis into Common Stock (76,500 shares of Preferred Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of April 15,
2000), (ii) 39,500 shares of Common Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of April 15, 2000, and
(iii) 21,029 shares of Common Stock of which FDI has the right to acquire.<F1> The shares of Preferred Stock are convertible on a share-for-share basis into shares of Common Stock.

     Of the Preferred Stock beneficially owned by members of the Group, 596,017 shares (plus cash in lieu of fractional interests in shares of Preferred Stock) were acquired pursuant to the Company's offer dated August 26, 1981 (the "Exchange Offer") to exchange shares of its Preferred Stock for 850,000 shares of its Common Stock. A copy of the Offering Circular relating to the Exchange Offer is incorporated in the Statement by reference as Exhibit F-2. During March 1982, Federated acquired 632 shares of Preferred Stock on the open market for a purchase price of $6,478 or $10.25 per share. During November 1982 and April 1983, Federated acquired an additional 50,000 and 10,204 shares of Preferred Stock, for purchase prices of $660,000.00 and $121,682.70, respectively. Mr. Hurwitz inherited 1,064 shares of Preferred Stock during April 1983. During May 1995, Federated acquired 4,524 shares of Preferred Stock on the open market for a purchase price of $141,375 or $31.25 per share.

     The aggregate purchase price for the 1,580,106 shares of Common Stock owned by the members of the Group prior to May 20, 1988 (including the purchase price of shares of Common Stock that were exchanged for Preferred Stock pursuant to the Exchange Offer) was $8,855,015, of which the following amounts related to shares of Common Stock (including the shares of Common Stock that were exchanged for Preferred Stock pursuant to the Exchange Offer) held by current members of the Group named below:

     Member of Group                    Aggregate Purchase Price
     Federated                               $8,820,140
     Charles E. Hurwitz                          34,875

     3. Item 4 of the Statement entitled "Purpose of the Transaction" is hereby amended as follows:

     The first paragraph of Item 4 is hereby deleted in its entirety and the following four paragraphs are substituted therefor:

     This Statement is being filed by the Group primarily due to the increase of its percentage ownership as the result of the receipt by Mr. Hurwitz of 256,808 shares of Common Stock. The shares are subject to transfer and other restrictions which generally lapse on the earlier of the 15th anniversary of the grant of the shares, or the death or total disability of Mr. Hurwitz. Such shares were issued to Mr. Hurwitz on March 8, 2000. The agreement governing the grant of the shares is incorporated herein by reference in this Statement as Exhibit Y.

     This Statement also reflects changes in the composition of the Group, as Messrs. Levin and Paulin no longer participate in the shared voting power in the shares of Common Stock held by the group. Furthermore, as of December 17, 1999, Federated, formerly a New York business trust, was reorganized as a Texas corporation under the same name. Also, as described in Item 6 of this Statement, as part of the settlement of the Order (as defined herein), FDI retained the right to purchase approximately 21,029 shares of Common Stock.

     On October 17, 1997, the Company, NL Industries, Inc., a New Jersey corporation ("NL"), and NL's affiliate, The Combined Master Retirement Trust, a Texas trust ("CMRT"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), an Escrow Agreement (the "Escrow Agreement") and certain related agreements. Pursuant to the Stock Purchase Agreement, the Company purchased 250,000 shares of Common Stock from NL and 1,027,250 shares of Common Stock from CMRT (collectively, the "Repurchased Shares"). The purchase price was $55 per share, with one-half of the $70,248,750.00 purchase price paid in cash and the other half represented by one-year notes payable to the order of NL and CMRT and bearing interest at 10% per annum. Such notes were secured by the Common Stock being repurchased and were subsequently paid by the Company. The foregoing is collectively referred to herein as the "Repurchase Transaction." Copies of the Stock Purchase Agreement, Escrow Agreement and promissory notes are incorporated herein by reference in this Statement as Exhibits S, T, U and V, respectively. The foregoing description of the terms of the Repurchase Transaction is qualified in its entirety by reference to such exhibits. In addition, on March 23, 2000, the Company repurchased 344,000 shares of its Common Stock.

     4. Item 5 of the Statement entitled "Interest in Securities of the Issuer" is hereby amended and restated, in its entirety, as follows:

Item 5. Interest in Securities of Issuer.

     (a)-(b) As of April 15, 2000, the aggregate number of shares of Common Stock deemed to be beneficially owned by members of the Group (inclusive of Common Stock issuable upon conversion of shares of Preferred Stock currently held or options for Common Stock or Preferred Stock exercisable within sixty
(60) days of April 15, 2000) was 3,659,645<F1>, constituting approximately 47.5% of the shares of Common Stock outstanding.<F4>

     Each share of Common Stock has one vote per share and each share of Preferred Stock generally has ten votes per share. Accordingly, as of April 15, 2000, the Group possesses approximately 71.5% of the combined voting power of the Company's outstanding Common Stock and Preferred Stock.<F5> The following table lists, as of April 15, 2000, (i) all shares of the Company's Common Stock and Preferred Stock beneficially owned by each member of the Group, (ii) the percentage of the Company's outstanding shares of Common Stock and Preferred Stock held by each member of the Group, and (iii) the percentage of combined voting power of the Company's outstanding Common Stock and Preferred Stock held by each member of the Group:

                                                               Percent
                                                               of
                                                   Percent     Combined
 Member of                        No. of Shares    of          Voting
 Group           Title of Class   Directly Owned   Class       Power


 FDI             Common Stock     1,750,480(1)       25.2        61.4
                 Preferred Stock    661,377          98.9

 Charles E.      Common Stock     2,920,704(1)(2)    41.9        71.5
 Hurwitz         Preferred Stock    738,941(3)       99.2

 1992            Common Stock        76,021           1.1        *
 Partnership     Preferred Stock        -0-           *

 FDILLC          Common Stock        60,000           *           *
                 Preferred Stock        -0-           *

 Investment      Common Stock        46,500           *           *
 Partnership     Preferred Stock        -0-           *


-----------------

(1) Includes (a) options to purchase 21,029 shares of Common Stock held by FDI, and (b) 1,669,451 and 60,000 shares of Common Stock owned by FDI and FDILLC, respectively, as to which Mr. Hurwitz indirectly possesses voting and investment power.

(2) Includes 42,798 shares of Common Stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership. Does not include shares of Preferred Stock, or options exercisable within 60 days therefor, convertible into Common Stock.

(3) Includes (a) 1,064 shares of Preferred Stock directly owned by Mr. Hurwitz, and (b) 76,500 shares of Preferred Stock which may be acquired pursuant to options exercisable within 60 days of April 15, 2000.

*    Less than 1%.


     By reason of their positions and/or relationships with FDI, the 1992 Partnership, Investment Partnership or FDILLC, Mr. Hurwitz and Federated may be deemed to possess shared voting and investment power with respect to the Company's securities held by FDI and FDILLC. The filing of this Statement shall not be construed as an admission that any individual member of the Group other than Mr. Hurwitz or Federated indirectly beneficially owns, for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any of the Company's securities held by FDI or FDILLC.

     Except as indicated in this Item 5, no member of the Group or, to the best knowledge of such members, any other person identified or referred to in Item 2 of this Statement, owns beneficially or has a right to acquire beneficial ownership of any shares of Common Stock or Preferred Stock.

     (c) To the best knowledge of the members of the Group, except as otherwise described herein, there were no transactions effected by members of the Group within the last sixty (60) days in the Company's Common Stock.

     (d)  Not applicable

     (e)  Not applicable

     5. Item 6 of the Statement entitled "Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer" is hereby amended as follows:

     The following paragraph is added as the third paragraph of Item 6:

     The settlement contemplated by the Order was subsequently consummated, with FDI exercising its option to cancel rights to purchase Common Stock ("Rights") in lieu of paying $1.0 million in cash. Consequently, Rights relating to approximately 50,145 shares of Common Stock were canceled, and FDI retained Rights relating to approximately 21,029 shares of Common Stock.

     6. Item 7 of the Statement entitled "Material to Be Filed as Exhibits" is hereby amended to add the following exhibit:

Exhibit Y -- Restricted Stock Agreement between the Company and Charles E.
             Hurwitz effective as of December 13, 1999 (incorporated herein by reference to Exhibit 10.53 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999; File No. 1-3924)

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2000                  Federated Development Company


                                        By:     CHARLES E. HURWITZ
                                        Name:   Charles E. Hurwitz
                                        Title:  President



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2000                  Federated Development Inc.


                                        By:     CHARLES E. HURWITZ
                                        Name:   Charles E. Hurwitz
                                        Title:  President


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                  Federated Development Investments,
                                        LLC

                                        By:  Federated Development Inc.,
                                                its Managing Member

                                        By:
                                        Name:  Charles E. Hurwitz
                                        Title: President

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2000                  CHARLES E. HURWITZ
                                        Charles E. Hurwitz




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2000                  Hurwitz Investment Partnership L.P.


                                        By:     CHARLES E. HURWITZ
                                        Name:   Charles E. Hurwitz
                                        Title:  General Partner

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2000                  Hurwitz 1992 Investment Partnership L.P.


                                        By:     CHARLES E. HURWITZ
                                        Name:   Charles E. Hurwitz
                                        Title:  General Partner

                                   FOOTNOTES

<F1> Consists of (a) options for 21,029 shares of Common Stock held by FDI, (b)
     1,669,451 and 60,000 shares of Common Stock owned by FDI and FDILLC, respectively, and 661,377 shares of Preferred Stock owned by FDI, with respect to which Mr. Hurwitz indirectly possesses voting and investment power, (c) 42,798 shares of Common Stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership, (d) 46,500 shares of Common Stock owned by a limited partnership controlled by Mr. Hurwitz and his spouse, 23,250 of which shares were separately owned by Mr. Hurwitz's spouse prior to their transfer to such limited partnership and as to which Mr. Hurwitz disclaims beneficial ownership, (e) 76,021 shares of Common Stock owned by the 1992 Hurwitz Investment Partnership L.P., of which 38,010 shares are owned by Mr. Hurwitz's spouse as separate property and as to which Mr. Hurwitz disclaims beneficial ownership, (f) 965,405 shares of Common Stock held directly by Mr. Hurwitz, and (g) 1,064 shares of Preferred Stock and options exercisable within 60 days of April 15, 2000 to purchase 76,500 shares of Preferred Stock held directly by Mr. Hurwitz.

<F2> Does not include options Mr. Hurwitz acquired in the MGI Merger to purchase
     26,000 shares of Common Stock, which shares he has since acquired.

<F3> In addition, each option or warrant to purchase shares of common stock of
     MGI outstanding at the effective time of the MGI Merger was converted into an option or warrant to receive the cash, shares of Common Stock and Merger Notes that the holder of such option or warrant would have received in the MGI Merger had he exercised such option or warrant immediately prior to the effective time of the MGI Merger.

<F4> Based on 6,913,751 shares of Common Stock outstanding on April 15, 2000, as increased by 738,941 shares of Common Stock that members of the Group may acquire upon conversion of Preferred Stock they hold or options for Common Stock or Preferred Stock exercisable within sixty (60) days of April 15, 2000.

<F5> Based on 6,913,751 and 668,510 of shares of Common Stock and Preferred
     Stock outstanding on April 15, 2000, respectively, as increased by the number of shares of Common Stock and Preferred Stock issuable to members of the Group under options presently exercisable or exercisable within 60 days of April 11, 2000 to acquire such shares. This percentage gives effect to the voting rights of ten votes per share of Preferred Stock.

                                   APPENDIX A

                         EXECUTIVE OFFICERS AND TRUSTEES
                      FEDERATED DEVELOPMENT COMPANY ("FDC")

                        EXECUTIVE OFFICERS AND DIRECTORS
                       FEDERATED DEVELOPMENT INC. ("FDI")


        Name and                                                Present Principal
     Positions Held             Business Address            Occupation or Employment


Charles E. Hurwitz          5847 San Felipe, Ste.      President and Director, Federated Development
                            2600                       Company; President and Director, Federated
Chairman of the Board,      Houston, TX 77057          Development Inc., a wholly owned subsidiary of
Chief Executive Officer,                               Federated Development Company; Chairman of the
President and Trustee                                  Board and Chief Executive Officer,
(FDC)                                                  MAXXAM Inc., which is engaged in aluminum
President and Director                                 operations, forest products operations, real
(FDI)                                                  estate management and development and horse
                                                       racing through various subsidiaries.


Shawn M. Hurwitz            5847 San Felipe, Ste.      Secretary-Treasurer Federated Development Company;
                            2600                       Secretary-Treasurer, Federated Development Inc.;
Secretary-Treasurer         Houston, TX 77057          Director and Chief Executive Officer, Palmas del
(FDC)                                                  Mar Properties, Inc.; President and Director, MCO
                                                       Properties Inc.
Secretary-Treasurer
(FDI)


                                    EXHIBIT 1

                            AGREEMENT OF JOINT FILING

      Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D/A (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 21, 2000.

                                   FEDERATED DEVELOPMENT COMPANY

                                   By:    CHARLES E. HURWITZ
                                   Name:  Charles E. Hurwitz
                                   Title: President

                                   FEDERATED DEVELOPMENT INC.


                                   By:    CHARLES E. HURWITZ
                                   Name:  Charles E. Hurwitz
                                   Title: President

                                   FEDERATED DEVELOPMENT INVESTMENTS, LLC

                                   By:   Federated Development Inc.,
                                            its Managing Member


                                   By:    CHARLES E. HURWITZ
                                   Name:  Charles E. Hurwitz
                                   Title: President


                                   By:    CHARLES E. HURWITZ
                                   Charles E. Hurwitz

                                   HURWITZ INVESTMENT PARTNERSHIP L.P.


                                   By:    CHARLES E. HURWITZ
                                   Name:  Charles E. Hurwitz
                                   Title: General Partner

                                   HURWITZ 1992 INVESTMENT PARTNERSHIP L.P.



                                   By:    CHARLES E. HURWITZ
                                   Name:  Charles E. Hurwitz
                                   Title: General Partner